Exhibit 4.13

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Cizzle Brands Corporation (formerly, 1348512 B.C. Ltd.) (the “Company”)
1 Adelaide Street East Suite 801

Toronto, Ontario M5C 2V9

Item 2: Date of Material Change

November 25, 2024.

Item 3: News Release

A news release was issued by the Company via EIN Presswire and filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

See Item 5.1 below.

Item 5.1: Full Description of Material Change

The Company announced that, further to the Company’s press release of October 7, 2024 announcing the proposed reverse takeover transaction with Cizzle Brands Ltd., the Company changed its name to “Cizzle Brands Corporation” (the “Name Change”) and consolidated (the “Consolidation”) its issued and outstanding common shares (the “Common Shares”) on the basis of 1.80 pre-Consolidation Common Shares for one (1) post-Consolidation Common Share, resulting in its previously outstanding 2,437,500 pre-Consolidation Common Shares being consolidated into 1,354,167 post-Consolidation Common Shares of the Company. The Name Change and the Consolidation was effective on November 25, 2024.

No fractional Common Shares were issued pursuant to the Consolidation and any fractional Common Shares that would have otherwise been issued have been rounded down to the nearest whole number. The Consolidation was approved by the directors of the Company on November 25, 2024.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

TJ Finch

Chief Executive Officer, Chief Financial Officer & Director

T: (647) 738-8063

E: tj@kilncapitaladvisors.com

Item 9: Date of Report

December 3, 2024.